中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED
CHALCO

CORRESPONDENCE - FOIA Confidential Treatment Request

October 13, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Jenkins:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 1, 2014 (File No. 001-15264)

Aluminum Corporation of China Limited ("**we**" or the "**Company**") refers to the telephone call from the Staff of the U.S. Securities and Exchange Commission (the "**Commission**") of October 6, 2014 regarding the comments received on August 13, 2014 from the Commission (the "**Comment Letter**") on the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013. With respect to the Commission's request to provide supplemental information of Pingguo mine in question 2 of the Comment Letter, we have submitted a CD containing the requested information. With respect to such information requested by the Commission in the Comment Letter and provided to the Commission, we also respectfully request Rule 83 FOIA confidential treatment pursuant to 17 CFR 200.83.

If your engineer has any technical questions, please contact Mr. YANG Junbo at +86 10 8229 8726. Please note that Mr. Yang can only communicate in Mandarin Chinese so the presence of an interpreter may be required at that time.

Should you have any further inquiries, please do not hesitate to let us or our external counsel (copied below) know.

Yours sincerely,
/s/ Xu Bo

XU Bo
Secretary to the Board
Aluminum Corporation of China Limited

Cc: Lance Chen, Baker & McKenzie LLP (lance.chen@bakermckenzie.com)
Chris Shen, Baker & McKenzie LLP (christopher.shen@bakermckenzie.com)